                                                  OMB APPROVAL
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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
               Under the Securities Exchange Act of 1934
                           (Amendment No. 3)

                    TIS Mortgage Investment Company
                            (Name of Issuer)

                              Common Stock
                    (Title of Class of Securities)

                               872527106
                            (CUSIP Number)

                           Benjamin L. Douglas
                     Shartsis Friese & Ginsburg LLP
                     One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
       (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                              March 20, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 872527106                                    Page 2 of 11 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Thomas Bruce Akin
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  76,300
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   36,500
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   76,300
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              36,500
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     112,800
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 872527106                                    Page 3 of 11 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Karen Hochster Akin
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   12,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              12,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 872527106                                    Page 4 of 11 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Genevieve Hochster Trust
     22-652-7812
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   -0-
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO

CUSIP No. 872527106                                    Page 5 of 11 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Blair S. Akin
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   5,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              5,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     5,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 872527106                                    Page 6 of 11 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Kyle Peterson Akin
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   13,000
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              13,000
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.2%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 872527106                                    Page 7 of 11 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     IRS IDENTIFICATION NO. OF ABOVE PERSON

     Blake Douglas Akin
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /  /
                                                            (b)       /X/
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  -0-
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   6,500
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              6,500
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     6,500
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.1%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN

CUSIP No. 872527106                                    Page 8 of 11 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of TIS Mortgage Investment Company ("TIS"). The principal executive office of TIS is located at 655 Montgomery Street, San Francisco, CA 94111.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The names of the persons filing this statement are Thomas Bruce Akin (Thomas Akin), Karen Hochster Akin ("Karen Akin"), Genevieve Hochster Trust (the "Trust"), Blair S. Akin ("Blair Akin"), Kyle Peterson Akin ("Kyle Akin"), Blake Douglas Akin ("Blake Douglas Akin") (collectively, the "Filers").

     (b)  The address of the filers is 10 Via Elverano, Tiburon, CA 94920.

     (c) Thomas Akin is the Manager of Talkot Capital, LLC, which is located at 2400 Bridgeway, Suite 200, Sausalito, CA 94965. Karen Akin is a homemaker. Blair Akin, Kyle Akin and Blake Akin are minors.

     (d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Filers who are natural persons are citizens of the United States of America. The Trust is organized under the laws of New Jersey.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

Thomas Akin         PF                       $162,137.50
Karen Akin          PF                       $ 25,500.00
The Trust           PF                       Not applicable
Blair Akin          PF                       $ 10,625.00
Kyle Akin           PF                       $ 27,625.00
Blake Akin          PF                       $ 13,812.50

CUSIP No. 872527106                                    Page 9 of 11 Pages


ITEM 4.   PURPOSE OF TRANSACTION.

The Filers have acquired the Stock primarily for investment. The Filers are concerned with the deteriorating performance of TIS and its management's inability to perform. The costs of operating TIS continue to increase as a percent of equity. The Filers may seek representation on the Board of Directors of TIS to influence fiduciary action, including, but not limited to, decreasing management expenses and actions to increase shareholder value. The Filers intend to review continuously their options with respect to their investment in the Stock and expressly reserve their right to (a) purchase additional shares of the Stock; (b) dispose of all or part of their holdings of the Stock by public or private sales or otherwise, at such prices and on such terms as they may deem advisable; or (c) take such other action with respect to their investment in the Stock as they may deem appropriate, including meeting or consulting with the management or the Board of Directors of TIS to discuss TIS's assets, corporate structure, dividend policies, capital operations, properties management and personnel or potential extraordinary transactions such as a merger, reorganization or liquidation of TIS or any of its assets or subsidiaries, and contacting other stockholders of TIS to discuss corporate strategy or any of the foregoing matters.

Except as set forth above, the Filers have no present plans or proposals that would result in or relate to any of the transactions described in Item 4 of
Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:


            Aggregate
            Beneficially
            Owned               Voting Power    Dispositive Power
Name        Number   Percent   Sole    Shared    Sole     Shared

Thomas Akin 112,800    1.4%   76,300   36,500   76,300    36,500
Karen Akin   12,000    0.1%      -0-   12,000      -0-    12,000
The Trust       -0-    0.0%      -0-      -0-      -0-       -0-
Blair Akin    5,000    0.1%-     -0-    5,000      -0-     5,000
Kyle Akin    13,000    0.2%      -0-   13,000      -0-    13,000
Blake Akin    6,500    0.1%      -0-    6,500      -0-     6,500


The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since January 18, 1998:

CUSIP No. 872527106                               Page 10 of 11 Pages


               Purchase                 Number         Price Per
Name           or Sale   Date           of Shares      Share ($)

Thomas Akin    S         3/17/98         14,000        2.1875
Blair Akin     S         3/17/98          6,000        2.1875
Karen Akin     S         3/17/98         25,000        2.1875
The Trust      S         3/20/98         20,000        2.3125
Thomas Akin    S         3/23/98        100,000        2.25
Thomas Akin    S         3/24/98        149,100        2.1875
Thomas Akin    S         3/25/98          9,100        2.375

All transactions were executed as open market transactions.

The Filers ceased to beneficially own more than five percent of the outstanding shares of the Stock as of March 20, 1998.


ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Thomas Akin is the trustee of the Trust, the guardian of Blair Akin and Kyle Akin and the custodian of Blake Akin. As such, he has the power to vote the Stock held by such persons and to direct the receipt of dividends from, or the proceeds from the sale of, the Stock held by such persons. In addition, Thomas Akin shares such power with respect to the Stock held by Karen Akin, who is his wife.

CUSIP No. 72527106                                     Page 11 of 11 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May 21, 1998



/s/ Thomas Bruce Akin
Thomas Bruce Akin



/s/ Karen Hochster Akin
Karen Hochster Akin


GENEVIEVE HOCHSTER TRUST



By: /s/ Thomas Bruce Akin
     Thomas Bruce Akin, Trustee


BLAIR S. AKIN



By: /s/ Thomas Bruce Akin
     Thomas Bruce Akin, Guardian


KYLE PETERSON AKIN



By: /s/ Thomas Bruce Akin
     Thomas Bruce Akin, Guardian


BLAKE DOUGLAS AKIN



By: /s/ Thomas Bruce Akin
     Thomas Bruce Akin, Custodian